September 30, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: NYMAGIC, INC.
Form 10-K /for the Year Ended December 31, 2009
Definitive Proxy Statement filed April 5, 2010
Supplemental Response filed September 15, 2010
File No. 001-11238
Dear Mr. Riedler:
We are in receipt of your letter dated September 28, 2010 to the Company and provide the following response:
Comment:
1. We note your response to our prior comment and have the following additional comments.
•	In addition to the information that you have provided for Messrs. Hart and Iacopelli, please provide similar scorecards for your other named executive officers, Messrs. Kallop, Yanoff and McAndrew.
•	In your discussion, please tell us the dollar amounts of the target incentive performance bonuses that were set for each of your named executive officers and the amounts of the final awards.
•	Please clarify the meaning of the percentages shown in the scorecards. If the percentages indicate the portion of the target bonus amount attributable to each particular performance criterion, please confirm this and make sure that your discussion makes this clear.

•	Please clearly explain the relationship of (a) the actual results shown for the various performance criteria to (b) the evaluation percentages. For example, why did an increase of $3.78 above the target set for earnings per share for Mr. Hart result in his evaluation increasing to 40% from the 20% that was set as his target? Similarly, how did the evaluation percentage for book value per share increase 12.25% for Mr. Hart and 10% for Mr. Iacopelli when the actual increase in book value per share was $4.57 above the target.
Answer:
Supplementally, we advise the Staff as follows:
The balanced scorecard for Mr. Kallop was as follows:

	2009 Results
A. George Kallop Performance Criteria	Plan	Actual	Target %	Evaluation %
Earnings Per Share	$1.48	$5.26	20.00%	40%
Book Value Per Share	$20.27	$24.84	12.25%	25%
Gross Written Premium	$237,000,000	$213,600,000	12.50%	11.25%
Loss Ratio	55%	48.10%	12.50%	25.00%
Expense Ratio	44.70%	50.60%	12.50%	0%
Total Objective Criteria			70%	101.25%

Action Plans (Subjective)			30%	25.50%
Total			100%	126.75%
As we stated in our July 28, 2010 response to your comments of July 20, 2010, in keeping with our philosophy of avoiding excessive short term incentives in a long term (long-tail) business discussed in our April 1, 2010 Proxy under the heading “Determination of Appropriate Target Compensation Levels,” our line Named Executive Officers responsible for premium production, Messrs. Yanoff and McAndrew, are usually less dependent on subjective evaluations of their contributions to the achievement of the Company’s action plans than our non-line Named Executive Officers and are generally awarded bonuses based upon the Company’s financial results. In 2009 the President and Chief Executive Officer, after reviewing the Human Resources Committee’s findings on the Company’s financial results as set forth in the balanced scorecard used to determine the President and Chief Executive’s bonus, determined, without quantifying specific financial criterion to actual results, that the Company achieved its financial objectives in the aggregate, and accordingly awarded each of Messrs. Yanoff and McAndrew a bonus at full eligibility: Mr. Yanoff at fifty percent of base salary; and, Mr. McAndrew at approximately thirty percent of base salary.

The dollar amounts of the target incentive performance bonuses and the amounts that were awarded to our Named Executive Officers in 2009 were as follows:

Named Executive Officer	Target Incentive Bonus	Bonus Awarded
A. George Kallop	$393,750.	$500,028.
Thomas J. Iacopelli	$137,500.	$160,000.
Glenn R. Yanoff	$200,000.	$200,000.
Paul J. Hart	$137,500.	$180,000.
Timothy B. McAndrew	$77,000.	$75,000.
The target percentages set forth in the balanced scorecard indicate the portion of the target bonus amount attributable to the identified performance criterion. For example, if the target percentage established for earnings per share is 20%, this means that 20% of the named executive officer’s target bonus is based upon the Company’s achievement of this performance goal. The Human Resources Committee and the President and Chief Executive Officer, in their respective evaluative roles, however, have the discretion to establish actual evaluation award percentages that exceed target award percentages in recognition of results that exceed plan objectives, as was the case in 2009.
As we stated in our September 15, 2010 response to your comments of September 14, 2010, target award percentages for specific performance criteria under the balanced scorecard methodology adopted by the Human Resources Committee may vary among Named Executive Officers based upon the Human Resources Committee’s assessment of the individual executive’s functional ability to influence the identified performance criteria. This is reflected, for example, in the differences in target percentages for Messrs. Hart and Iacopelli established during the first quarter of 2009. Mr. Hart’s was more subjective overall, while Mr. Iacopelli’s was more quantifiable in the areas of earnings per share, book value per share and expense ratio. Ultimately, however, when the Human Resources Committee established the balanced scorecard objective criteria evaluation award percentages for 2009 in the first quarter of 2010, it awarded each of Messrs. Hart and Iacopelli, as well as Mr. Kallop, the same evaluation award percentages in recognition of the Company exceeding certain plan objectives and achieving its financial objectives in the aggregate.
There is no precise relationship between the actual results shown for the various performance criteria identified in the balanced scorecard and the evaluation percentages ultimately awarded; nor was there a formula or calculation used by the Human Resources Committee to convert the differences between the plan and actual results to the differences between target percentages and evaluation award percentages set forth in the balanced scorecard. The Human Resources Committee determined in its discretion that the evaluation award percentages for each of the performance criterion set forth in the balanced scorecard appropriately reflected in its judgment the evaluation percentage that should be awarded in respect of management’s contributions to the Company’s high level of achievement of the identified performance goals.

Supplementally, we advise the Staff that in future filings, we propose to include disclosure substantially consistent with the disclosure set forth above as well as the disclosure set forth in our July 28, 2010, August 31, 2010 and September 15, 2010 responses to your comments of June 30, 2010, August 20, 2010, and September 14, 2010, respectively.
The Company is responsible for the adequacy and accuracy of the disclosure in filings. The Company believes that the disclosures reported in its Form 10-K for the fiscal year ended December 31, 2009 are adequate. The Company acknowledges staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense against in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Thomas J. Iacopelli
Chief Financial Officer